URANIUM RESOURCES, INC.	405 State Highway
121 Bypass
Building A, Suite 110
Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

September 29, 2010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:          Uranium Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 16, 2010

Schedule 14A Definitive Proxy Statement

Filed April 27, 2010

File No. 1-33404

Dear Mr. Schwall:

I am in receipt of the Staff’s letter of comments dated September 16, 2010 (“Comment Letter”) to the above referenced filing.  For your convenience, we have set forth the original comments from the Comment Letter in bold typeface, and appearing below them are the Company’s responses.

Comment No. 1:

1.            We note your response to comment 1 of our letter dated August 4, 2010 and Exhibit 5.1 to Form 8-K filed August 5, 2010.  While we will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice, counsel may not imply that it is not qualified to opine on the law of the relevant jurisdiction.  In this regard, please have counsel revise its legality opinion to remove the statement in that it is “not admitted to practice in the State of Delaware.”

Response:

A Form 8-K/A was filed on September 24, 2010 that includes, as Exhibit 5.1, a revised legal opinion, in which the statement “not admitted to practice in the State of Delaware” has been removed.

Comment No. 2:

2.            In addition, the legality opinion expresses its opinion as to “the Delaware General Corporation Law.”  Please have counsel confirm to us or revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Response:

The legal opinion included as Exhibit 5.1 contained in the Form 8-K/A filed on September 24, 2010 has been revised to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions, applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws currently in effect.

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in this filing.

•      Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas H. Ehrlich

Thomas H. Ehrlich

Vice President and Chief Financial Officer